JAMES D. EVANS	August 20, 2019	EMAIL JEVANS@FENWICK.COM DIRECT DIAL (206) 389-4559

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer López, Staff Attorney
Lilyanna Peyser, Special Counsel
Bill Thompson, Senior Assistant Chief Accountant
Donna Di Silvio, Staff Accountant

Re:	Peloton Interactive, Inc.
Amended Draft Registration Statement on Form S-1
Submitted July 26, 2019
CIK No. 0001639825

Ladies and Gentlemen:

We are submitting this letter on behalf of Peloton Interactive, Inc. (the “Company”) in response to the comment (the “Comment”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 9, 2019 (the “Letter”), regarding the Company’s Amended Draft Registration Statement on Form S-1 (CIK No. 0001639825) confidentially submitted by the Company to the Commission on July 26, 2019 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Confidential Submission No. 4 (“Draft No. 4”) to the Draft Registration Statement to update certain disclosures in the Draft Registration Statement, including updating the Draft Registration Statement with the Company’s financial statements for the fiscal year ended June 30, 2019. The Company acknowledges the Comment and advises the Staff that it will revise the disclosure in the Draft Registration Statement in a subsequent filing of the Draft Registration Statement to address the Comment. With this letter, we have enclosed four copies of Draft No. 4 in paper format, marked to show changes from the Draft Registration Statement as submitted on July 26, 2019, all of which is being transmitted via overnight courier.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

August 20, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 389-4559.

Sincerely,

/s/ James D. Evans
James D. Evans

cc:	Via E-mail

Jill Woodworth, Peloton Interactive, Inc. (w/o enclosures)

Hisao Kushi, Peloton Interactive, Inc. (w/o enclosures)

Caitlin Johnston, Peloton Interactive, Inc. (w/o enclosures)

Cynthia C. Hess, Fenwick & West LLP (w/o enclosures)

Ran D. Ben-Tzur, Fenwick & West LLP (w/o enclosures)